UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 3)

                 Under the Securities Exchange Act of 1934

                    FREEPORT-McMoRan COPPER & GOLD Inc.
                              (Name of Issuer)

              CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                               NO. 35671D857
                               (CUSIP Number)

                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                          Attn: Allen I. Isaacson
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 6, 2002
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO PLC f/k/a THE
                                                      RTZ CORPORATION PLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                 WC/AF/OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               23,931,100

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            23,931,100

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                23,931,100

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     16.5%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------

* Based on 144,894,108 shares of Class B common stock of Freeport-McMoRan Copper & Gold Inc. issued and outstanding, which information was obtained from the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2002.

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO INTERNATIONAL
                                                      HOLDINGS LIMITED
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                 OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               23,931,100

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            23,931,100

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                23,931,100

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     16.5%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------

* Based on 144,894,108 shares of Class B common stock of Freeport-McMoRan Copper & Gold Inc. issued and outstanding, which information was obtained from the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2002.

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO INDONESIA
                                                      LIMITED f/k/a RTZ
                                                      INDONESIA LIMITED
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                 n/a

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               None

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            None

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                0

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0.0%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------

                      AMENDMENT NO. 3 TO SCHEDULE 13D

          This Amendment No. 3 amends the Schedule 13D filed on May 22, 1995, as amended by Amendment No. 1 filed on June 1, 1995 and Amendment No. 2 filed on July 7, 1995, by each of Rio Tinto plc and Rio Tinto Indonesia Limited with respect to the Class B Common Stock of Freeport-McMoRan Copper & Gold, Inc. (the "Schedule 13D"), as follows. Terms used herein have the meanings set forth in Schedule 13D.

(a) Item 1 is hereby amended and restated in its entirety as follows:

     ITEM 1:   SECURITY AND ISSUER.
               -------------------

          "This Statement on Schedule 13D relates to the Class B Common Stock, par value $0.10 per share ("FCX Class B Common Stock"), of Freeport-McMoRan Copper & Gold Inc., a Delaware Corporation ("FCX"). The principal executive offices of FCX are located at 1615 Poydras Street, New Orleans, Louisiana 70112."

 (b) Item 2 is hereby amended and restated in its entirety as follows:

     ITEM 2:   IDENTITY AND BACKGROUND.
               -----------------------

          "This Statement is being filed by Rio Tinto plc ("Rio Tinto" or "RTZ") and its wholly owned subsidiaries, Rio Tinto International Holdings Limited ("International") and Rio Tinto Indonesia Limited ("Indonesia" or "RTZI"). (Indonesia is wholly owned by Rio Tinto International Holdings Limited, which is wholly owned by Rio Tinto.) International is a successor (by transfer) to the interests previously held by Indonesia in FCX Class B Common Stock. Each of Rio Tinto, International and Indonesia is a company organized under the laws of England and the business address of each of Rio Tinto, International and Indonesia is 6 St. James's Square, London SW1Y 4LD, England.

          Rio Tinto is one of the world's leading international mining companies. Rio Tinto's substantial interests in mining include: copper, gold, iron ore, aluminum, zinc and silver in metals; coal and uranium in energy; and borates, titanium dioxide feedstock, talc, diamonds and zircon in other minerals. International is a direct wholly owned subsidiary of Rio Tinto and a holding company for certain subsidiaries and assets of Rio Tinto.

          The name, business address, principal occupation or employment and citizenship of each of the directors and executive officers of Rio Tinto and International are set forth on Schedule I and are incorporated herein by reference.

          During the last five years, neither Rio Tinto nor International nor, to the best knowledge of Rio Tinto or International, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

(c)  Item 5 is hereby amended and restated in its entirety as follows:

     ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------

          "(a) On May 6, 2002, FCX combined its Class A and Class B Common Stock into a single class of Class B Common Stock on a one-for-one basis. The 23,931,100 shares of FCX Class A Common Stock then beneficially owned by Rio Tinto and Indonesia were automatically converted into 23,931,100 shares of FCX Class B Common Stock without any action on the part of Rio Tinto or Indonesia. On May 31, 2002, the shares of FCX Class B Common Stock beneficially owned by Indonesia were transferred to International. As of the date hereof, Rio Tinto beneficially owns, through International, its wholly owned subsidiary, 23,931,100 shares of Class B Common Stock, representing 16.5% of the shares of FCX Class B Common Stock issued and outstanding, which is the only class of FCX common stock issued and outstanding. (Such calculation is based on 144,894,108 shares of FCX Class B Common Stock issued and outstanding as of September 30, 2002, which information was obtained from the FCX quarterly report on Form 10-Q for the quarter ended September 30, 2002.)

          (b) International has the power, and Rio Tinto may be deemed to share the power, to vote and dispose of the 23,931,100 shares of FCX Class B Common Stock.

          (c) Except as disclosed in response to Item 5(a) above, no transactions in shares of FCX Class B Common Stock were effected during the past 60 days or since May 6, 2002 by Rio Tinto, International, Indonesia or any person listed on Schedule I. To the knowledge of Rio Tinto or International, none of the persons listed on
     Schedule I beneficially owns any shares of FCX Class B Common Stock.

          (d) No other person is known by Rio Tinto or International to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of FCX Class B Common Stock beneficially owned by them.

          (e) As of May 31, 2002, Indonesia ceased to beneficially own more than five percent of FCX Class B Common Stock when it distributed its 23,931,100 shares of FCX Class B Common Stock to International."

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2003

                                     RIO TINTO PLC

                                     By:  /s/ Anette V. Lawless
                                         --------------------------------
                                         Name:  Anette V. Lawless
                                         Title: Secretary

                                     RIO TINTO INTERNATIONAL HOLDINGS LIMITED

                                     By:  /s/ Anette V. Lawless
                                         --------------------------------
                                         Name:  Anette V. Lawless
                                         Title: Director

                                     RIO TINTO INDONESIA LIMITED

                                     By:  /s/ Anette V. Lawless
                                         --------------------------------
                                         Name:  Anette V. Lawless
                                         Title: Director

                                 SCHEDULE I

                         DIRECTORS AND OFFICERS OF
                        RIO TINTO PLC ("RIO TINTO")

EXECUTIVE DIRECTORS*

NAME                        TITLE/PRINCIPAL OCCUPATION
----                        --------------------------

Sir Robert Wilson KCMG      Chairman of Rio Tinto

Robert Adams                Director of Planning and Development of Rio Tinto

Guy R. Elliott              Finance Director of Rio Tinto

R. Leigh Clifford           Chief Executive of Rio Tinto

Oscar L. Groeneveld         Chief Executive of the Copper Group

Jonathan C. A. Leslie       Chief Executive of the Diamonds & Gold Group



OFFICERS

NAME                        TITLE/PRINCIPAL OCCUPATION
----                        --------------------------

Anette V. Lawless           Secretary of Rio Tinto

Each of the foregoing directors and officers of Rio Tinto is a citizen of the United Kingdom, other than Mr. R. Leigh Clifford and Mr. Oscar L. Groeneveld, who are citizens of Australia and Mrs. Anette V. Lawless, who is a citizen of Denmark. The business address of each is: Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England.


NON-EXECUTIVE DIRECTORS

                                                       PRINCIPAL BUSINESS
                                                       ADDRESS OF CORPORATION
                                                       IN WHICH PRINCIPAL
NAME                        PRINCIPAL OCCUPATION       OCCUPATION IS CONDUCTED
----                        --------------------       -----------------------

Sir Richard Giordano KBE    Senior Non Executive       Eagle House
                            Director and Deputy        108-110 Jermyn Street
                            Chairman of Rio Tinto.     London   SW1Y 6RH
                            He is Chairman of BG       England
                            Group plc.

Leon A. Davis               Deputy Chairman of Rio     55 Collins Street
                            Tinto.  He is Chairman of  Melbourne 3001
                            Westpac Banking            Australia
                            Corporation.

David L. Mayhew             Chairman of Cazenove       12 Tokenhouse Yard
                            Group plc.                 London   EC2R 7AN
                                                       England

John P. Morschel            Chairman of Leighton       Level 1
                            Holdings Limited and CSR   9 Help Street
                            Limited.                   Chatswood NSW 2067
                                                       Australia

The Hon. Raymond G. H.      Vice Chairman of Lehman    One Broadgate
Seitz                       Brothers Europe Limited.   London   EC2M 7HA
                                                       England

Paul D. Skinner             Managing Director of The   Shell Centre
                            "Shell" Transport and      London   SE1 7NA
                            Trading Company, plc.      England

Sir Richard Sykes           Rector of Imperial         Exhibition Road
                            College of Science,        London   SW7 2AZ
                            Technology and Medicine.   England

Lord Tugendhat              Chairman of Lehman         One Broadgate
                            Brothers Europe Limited.   London   EC2M 7HA
                                                       England

Andrew F. J. Gould          President and Chief        42, rue Saint Dominique
                            Operating Officer of       75007 Paris
                            Schlumberger Limited.      France

David C. Clementi           Chairman of Prudential     Governor's House
                            plc.                       Laurence Poutney Hill
                                                       London   EC4R 0EU
                                                       England

Each of the foregoing non-executive directors of Rio Tinto is a citizen of the United Kingdom, other than The Hon. Raymond G. H. Seitz, who is a citizen of the United States, Sir Richard Giordano KBE, who holds joint citizenship with the United States and the United Kingdom and Mr. John P. Morschel and Mr. Leon A. Davis, who are citizens of Australia.

                         DIRECTORS AND OFFICERS OF
                  RIO TINTO INTERNATIONAL HOLDINGS LIMITED

NAME                        TITLE*                     PRINCIPAL OCCUPATION
----                        ------                     --------------------

Anette V. Lawless           Director                   Secretary of Rio Tinto

Michael R. Merton           Director                   Controller of Rio Tinto

Ian C. Ratnage              Director                   Treasurer of Rio Tinto

Christopher Lenon           Director                   Head of Taxation of Rio
                                                       Tinto
Roger P. Dowding            Secretary                  Assistant Secretary of
                                                       Rio Tinto

Each of the foregoing directors and officers of Rio Tinto International Holdings Limited is a citizen of the United Kingdom, other than Mrs. Anette
V. Lawless, who is a citizen of Denmark. The business address of each of the foregoing is: 6 St. James's Square, London, SW1Y 4LD, England.

* In the United Kingdom, executive directors also serve as officers.